Chardan NexTech Acquisition 2 Corp.
17 State Street, 21st Floor

New York, New York 10004

July 21, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Attn:	Heather Clark Anne McConnell Bradley Ecker Sherry Haywood

Re:	Chardan NexTech Acquisition 2 Corp.
Registration Statement on Form S-4
File No. 333-265713

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-265713) filed by Chardan NexTech Acquisition 2 Corp., a Delaware corporation (the “Company”), on June 17, 2022 (as amended, the “Registration Statement”).

Further to our conversation, the Company hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on June 17, 2022 and amended on July 11, 2022.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding this correspondence, please contact Jeffrey Brill or Peter Serating of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2587 or (212) 735-2286.

CHARDAN NEXTECH ACQUISITION 2 CORP.

By:	/s/ Jonas Grossman
Name: Jonas Grossman
Title: Chief Executive Officer

cc:	Jeffrey Brill, Esq.
Peter Serating, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001